Global Mofy Metaverse Ltd.

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China

September 1, 2022

Via Edgar Correspondence

Mr. Austin Pattan

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Global Mofy Metaverse Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 8, 2022 CIK No. 0001913749

Dear Mr. Pattan,

This letter is in response to the letter dated August 5, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Global Mofy Metaverse Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 3 to the Draft Registration Statement”) is being submitted to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Overview, page 1

1. We note your response to prior comment 5 stating that Mr. Ren "will not register his shares under Circular 37 and thus will not become complaint to Circular 37." Please revise your disclosure to reflect that Mr. Ren has not and "will not" complete the Circular 37 Registration. Additionally, given this representation, revise your assertion that you cannot assure investors that each of the PRC resident beneficial owners will complete the registration process to more accurately reflect these circumstances. Finally, address the likelihood of the PRC authorities imposing restrictions based upon the failure to complete the Circular 37 Registration.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised pages 7, 37, and 84 in the Amendment No. 3 to the Draft Registration Statement to reflect that Mr. Ren has not and “will not” complete the Circular 37 Registration. Additionally, we have revised to remove our assertion that we cannot assure investors that each of the PRC resident beneficial owners will complete the registration process and state affirmatively that not each of our shareholders, who are PRC residents will, in the future, complete the registration process as required by Circular 37 to more accurately reflect the circumstances. Finally, we have addressed the likelihood of the PRC authorities imposing restrictions based upon the failure to complete the Circular 37 Registration.

Our Corporate History and Structure

The Restructure, page 5

2. With a view to providing context for investors, please discuss the impetus for first utilizing the VIE structure and then dissolving the VIE structure.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised pages 7 and 84 in the Amendment No. 3 to the Draft Registration Statement to discuss the impetus for first utilizing the VIE structure and then dissolving the VIE structure. Global Mofy China previously planned to provide radio and television program production and film projection services and obtained a related business license in order to do so. According to the Foreign Investment Law and the Special Administrative Measures for Access of Foreign Investment (Negative List), foreign investment ratio in entities for the provision of such radio and television program production and film projection services shall not exceed 50% and consequently it was agreed that the VIE agreements be entered so that Global Mofy China would not run afoul of such laws.

However, those services were not operated by Global Mofy China and the reason to use the VIE structure was no longer relevant. Global Mofy China excluded the radio and television program production and film projection services as its business scope in June 2022 and the related business license was canceled in June 2022. Global Mofy China is then able to be held by WFOE directly. Currently, the Chinese securities laws does not differentiate a VIE structure and an equity holding structure when it comes to overseas listing. However, we concern about the risk of future changes in the Chinese securities laws that may disallow the VIE structure, and decided that it would be in the best interest of our shareholders to dissolve the VIE structure and assume a direct parent-subsidiary holding structure between WFOE and Global Mofy China.

3. We note your reference to the uncertainty associated with your establishment of Global Mofy WFOE and the acquisition of Global Mofy China by Global Mofy WFOE. Revise to discuss in more detail the possibility that this restructuring could be subject to the M&A Rules and/or certain approvals from CSRC or MOFCOM. Address the impact to the Company and its subsidiaries if the PRC authorities interpret or apply the M&A Rules in a manner adverse to the Company's interests. Additionally, discuss the nature of the uncertainty with more specificity and provide corresponding risk factor disclosure.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised pages 7 and 84 in the Amendment No. 3 to the Draft Registration Statement to discuss in more detail the possibility that this restructuring could be subject to the M&A Rules and/or certain approvals from CSRC or MOFCOM. Also, we have addressed the impact to the Company and its subsidiaries if the PRC authorities interpret or apply the M&A Rules in a manner adverse to the Company’s interests. Additionally, we have discussed the nature of the uncertainty with more specificity and provide corresponding risk factor disclosure on page 43 under “Risk Factors – Risks Related to Doing Business in Chin – We circumvent the application of M&A rules by taking a “two-step slow-walk” method. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China.”

Transfers of Cash to and from Our Subsidiaries, page 9

4. We note that Global Mofy Cayman relies on dividends paid by its subsidiaries for its working capital and cash needs. Your disclosure indicates that Global Mofy Cayman’s PRC subsidiaries are unlikely to be able to pay such dividends given the PRC regulatory restrictions. Revise to disclose how Global Mofy Cayman will fund its activities in the absence of dividends from the PRC subsidiaries.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 11 in the Amendment No. 3 to the Draft Registration Statement to disclose that Global Mofy Cayman will need to fund its activities by self-financing in the absence of dividends from the PRC subsidiaries.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Haogang Yang
Name:	Haogang Yang
Title:	Chief Executive Officer

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